UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009
--------------

Commission File Number: 333-153492
----------

PYPO CHINA HOLDINGS LIMITED

South 3/F, Chang’An XingRong Center
No. 1 NaoShiKou Street, XiCheng District
Beijing, China 100031
8610-5832-5957
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-  ____N/A____

Foreign Private Issuer

Pypo China Holdings Limited (“Pypo” or the “Company”) has determined that it is a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company shall hereafter report under the Exchange Act as a foreign private issuer, including filing annual reports on Form 20-F and current reports on Form 6-K with the Securities and Exchange Commission (the “Commission”).

Share Purchase Agreement

On October 2, 2009, Pypo Digital Company Limited, a wholly owned subsidiary of the Company (“Pypo Digital”), entered into a share purchase agreement (the “Share Purchase Agreement”) with Capital Ally Investments Limited (“Capital Ally”) and Arch Digital Holdings Limited (“Arch”).  Under the Share Purchase Agreement, Pypo Digital agreed to purchase 1,857,587 and 827,613 shares of the Company held by Capital Ally and Arch, respectively, for $15.6 million and $6.9 million, respectively, or approximately $8.39 per share. Pypo Digital agreed to pay $700,000 and $300,000 to Capital Ally and Arch, respectively, on the closing date, and $14,885,155 and $6,643,673 to Capital Ally and Arch, respectively, on or prior to March 31, 2010.  The Company’s Audit Committee, comprised of independent directors, approved the transactions contemplated by the Share Purchase Agreement.  The parties closed the transaction on October 5, 2009.

As of September 30, 2009, Capital Ally and Arch beneficially owned approximately 66.6% and 34.4% of the Company’s shares, respectively. Immediately after the closing date, Capital Ally and Arch beneficially owned approximately 62.9% and 32.8% of the Company’s shares, respectively.

Capital Ally is 50% owned and controlled by each of (i) GM Investment Company Limited, a Hong Kong limited company that is wholly owned and controlled by Golden Meditech, a PRC based public company incorporated in the Cayman Islands, and (ii) Style Technology Development Limited, a Hong Kong company that is beneficially owned by certain of Pypo’s directors and executive officers. Arch is a company wholly owned and controlled by ARC Capital Holdings Limited (“ARC Capital”), a closed-end fund admitted to trading on the AIM market of the London Stock Exchange plc and managed by ARC Capital Partners Limited, a company co-founded by Clement Kwong, an executive officer of the Company.  For a description of other material relationships between the Company and Capital Ally and Arch, please see “Certain Relationships and Related Party Transactions-Pypo Related Party Transactions” in the Registration Statement on Form S-4 of MK Arizona Corp. (No. 333-153492), filed with the Commission on September 15, 2008, as amended (“Form S-4”).

The information contained herein is qualified in its entirety by the Share Purchase Agreement attached to this current report on Form 6-K as Exhibit 10.1 and incorporated herein by this reference.

Amendment to Certain Secured Credit Facility

On August 11, 2009, Pypo Holdings (HK) Company Limited, an indirect wholly owned subsidiary of the Company (“Pypo HK”), and Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V. (“FMO”) entered into a Consent, Waiver and Amendment Letter  (the “Facility Amendment Letter”), which amended and waived certain terms of the term facility agreement, dated as of January 30, 2009, between Pypo HK and FMO (the “Facility”).

Pursuant to the Facility Amendment Letter and subject to the satisfaction of certain conditions thereof, Pypo HK shall repay the loans under the Facility in a lump sum on August 15, 2014. In addition, FMO agreed to, among other things, temporarily waive Pypo HK’s obligation to comply with certain financial covenants under the Facility for the fiscal year ended March 31, 2009 and the fiscal year ending March 31, 2010.

The information contained herein is qualified in its entirety by the Facility Amendment Letter attached to this current report on Form 6-K as Exhibit 10.2 and incorporated herein by this reference.

Change of Independent Auditor

On October 2, 2009, the Company’s Audit Committee approved the resignation of Weiser LLP (“Weiser”), which had served as the independent auditor of Middle Kingdom since Middle Kingdom’s inception on January 17, 2006, and the engagement of Deloitte Touche Tohmatsu (“Deloitte”) with respect to the Company’s fiscal year ending March 31, 2010.  Deloitte had audited the consolidated financial statements of Pypo Digital for the three years ended March 31, 2007, 2008 and 2009.

The report of Weiser on Middle Kingdom’s financial statements as of December 31, 2007 and 2008, for the years ended December 31, 2007 and 2008 and for the period from January 17, 2006 to December 31, 2008, which was included in Form S-4, did not contain any adverse opinion or disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope or accounting principle.

During each of the two years in the period ended December 31, 2008 and through June 30, 2009 (i) Middle Kingdom and Weiser did not have any disagreement on matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures for which disagreement, if not resolved to the satisfaction of Weiser, would have caused Weiser to make reference to the subject matter of the disagreement in connection with its report on Middle Kingdom’s financial statements and (ii) there were no “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K.

During each of the two years in the period ended December 31, 2008 and through June 30, 2009, neither the Company nor anyone on its behalf consulted with Deloitte with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and no written report or oral advice was provided by Deloitte to the Company that Deloitte concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to that Item) or a “reportable event” (as described in Item 304(a)(1)(v) of Regulation S-K).

The Company provided to Weiser the disclosure in this Current Report on Form 6-K.

Forward-Looking Statements

Certain statements in this Form 6-K may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, forecasts and assumptions. Actual results could differ materially from those anticipated by these forward-looking statements as a result of a number of factors, including the risks that the parties will comply with the terms and conditions of the Share Purchase Agreement, Facility Amendment Letter and Facility, that litigation will arise in connection with such agreements, and the risk factors detailed in Pypo’s filings with the Commission, some of which may be beyond Pypo’s control. Pypo disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This communication is neither an offer to sell nor a solicitation of an offer to sell any securities of Pypo.

Exhibit No.	Description
10.1	Share Purchase Agreement dated as of October 2, 2009 by and among Pypo Digital Company Limited, Capital Ally Investments Limited and Arch Digital Holdings Limited
10.2	Consent, Waiver and Amendment Letter No.2 dated as of August 11, 2009 by and between Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V. and Pypo Holdings (HK) Company Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pypo China Holdings Limited

By:	/s/ Kim Chuan (“Jackie”) Leong
Name:	Kim Chuan (“Jackie”) Leong
Title:	Chief Financial Officer

Date: October 16, 2009